Exhibit 99.1

SINGAPORE, January 8, 2025 (GLOBE NEWSWIRE) — noco-noco Inc. (OTCMKTS: NCNCF), today announced that the delayed filing of their 2024 Annual Report on Form 20-F has now been remedied and filed on December 26, 2024, as amended on January 8, 2025. This follows the successful completion of the independent audit for the year ended 30 June 2024. The delay in the filing of the Form 20-F was due to a number of strategic changes implemented to drive operational efficiency, which included a change in auditors. Upon filing the Form 20-F, as amended, the Company is now compliant in its filings and has also moved up to the Pink Tier on the OTC Markets.

The Company has appealed the Hearing Panel's determination to delist the Company's securities from trade on the Nasdaq Capital Market, which appeal was submitted to the Nasdaq Listing and Hearing Review Council on December 19, 2024. The Company also intends to apply to list its securities on the OTCQB as soon as practicable.

About noco-noco:

noco-noco Inc. (OTCMKTS: NCNCF) is a technology solutions provider working to accelerate the global transformation to a decarbonized economy. Building its business on X-SEPA™ — the revolutionary battery separator technology developed in Japan and designed for long-lasting and high heat-resistant performance— noco-noco addresses the need for clean, affordable, and sustainable energy storage solutions.

Read more about noco-noco:

https://noco-noco.com/

Safe Harbor Statement:

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When noco-noco Inc. (the “Company”) uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.